                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 August 13, 2003

                        Commission File Number 001-16625


                                  BUNGE LIMITED

                 (Translation of registrant's name into English)

                                 50 Main Street
                          White Plains, New York 10606
                    (Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F /X/     Form 40-F  / /

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

          Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes   / /           No  /X/

       If "Yes" is marked, indicate below the file number assigned to the registrant with Rule 12g3-2(b): 82-

This report on Form 6-K shall be incorporated by reference into the Registration Statements on Form F-3 (Registration Nos. 333-104974, 333-106182 and 333-107376), as amended, filed by Bunge Limited Finance Corp. and Bunge Limited under the Securities Act of 1933, as amended, and the Registration Statements on Form S-8 (Registration Nos. 333-66594, 333-75762 and 333-76938) filed by Bunge Limited under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended.

                                  BUNGE LIMITED

                                INDEX TO FORM 6-K


                                                                                                Page
                                                                                                ----
FINANCIAL STATEMENTS                                                                              2

     Consolidated Balance Sheets at June 30, 2003 and December 31, 2002                           2

     Consolidated Interim Statements of Income for the Three Months Ended and
        Six Months Ended June 30, 2003 and 2002                                                   3

     Consolidated Interim Statements of Cash Flows for the Six Months Ended
        June 30, 2003 and 2002                                                                    4

     Notes to Consolidated Interim Financial Statements                                           5

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
    AND RESULTS OF OPERATIONS                                                                    18

    Disclosure Regarding Forward-Looking Information                                             18

    Results of Operations                                                                        18

    Liquidity and Capital Resources                                                              26

    Recent Developments                                                                          27

    Dividends                                                                                    27

    Critical Accounting Policies                                                                 28

    Recent Accounting Pronouncements                                                             28

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK                                       28

OTHER INFORMATION                                                                                30

EXHIBIT INDEX                                                                                    32

FINANCIAL STATEMENTS

                                BUNGE LIMITED AND SUBSIDIARIES

                                  CONSOLIDATED BALANCE SHEETS

                     (UNITED STATES DOLLARS IN MILLIONS, EXCEPT SHARE DATA)

                                                                                 JUNE 30,      DECEMBER 31,
                                                                                   2003            2002
                                                                                 --------      ------------
                                                                               (UNAUDITED)
                                        ASSETS
Current assets:
   Cash and cash equivalents ................................................... $   441         $   470
   Trade accounts receivable (less allowance of $97 and $80) ...................   1,370           1,168
   Inventories (Note 3) ........................................................   2,754           2,407
   Recoverable taxes ...........................................................      55              79
   Deferred income taxes .......................................................     118              87
   Other current assets (Note 5) ...............................................   1,214           1,238
                                                                                 -------         -------
Total current assets ...........................................................   5,952           5,449
                                                                                 -------         -------
Property, plant and equipment, net .............................................   1,873           2,056
Goodwill (Note 4) ..............................................................     157             239
Investment in affiliates .......................................................     603              52
Deferred income taxes ..........................................................     126             131
Other non-current assets .......................................................     367             297
                                                                                 -------         -------
TOTAL ASSETS ................................................................... $ 9,078         $ 8,224
                                                                                 =======         =======

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Short-term debt  ............................................................ $   956         $ 1,250
   Current portion of long-term debt ...........................................     229             249
   Trade accounts payable ......................................................   1,582           1,271
   Other current liabilities (Note 6) ..........................................   1,249           1,024
                                                                                 -------         -------
Total current liabilities ......................................................   4,016           3,794
                                                                                 -------         -------
Long-term debt .................................................................   1,910           1,904
Deferred income taxes ..........................................................     100             128
Other non-current liabilities ..................................................     408             431

Commitments and contingencies (Note 9)

Minority interest in subsidiaries ..............................................     539             495

Shareholders' equity:
    Common shares, par value $.01; authorized - 240,000,000 shares;
      issued and outstanding: 2003 - 99,768,728 shares, 2002 - 99,332,233
      shares (Note 12) .........................................................       1               1
   Additional paid-in capital ..................................................   2,008           1,999
   Receivable from former shareholder (Note 7) .................................      --             (55)
   Retained earnings ...........................................................     855             653
   Accumulated other comprehensive loss ........................................    (759)         (1,126)
                                                                                 -------         -------
Total shareholders' equity .....................................................   2,105           1,472
                                                                                 -------         -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ..................................... $ 9,078         $ 8,224
                                                                                 =======         =======

The accompanying notes are an integral part of these consolidated interim financial statements.

                                   BUNGE LIMITED AND SUBSIDIARIES

                              CONSOLIDATED INTERIM STATEMENTS OF INCOME

                     (UNITED STATES DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                          THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                               JUNE 30,                       JUNE 30,
                                                                        -----------------------       -----------------------
                                                                          2003           2002           2003           2002
                                                                        --------       --------       --------       --------
                                                                              (UNAUDITED)                   (UNAUDITED)
Net sales ............................................................  $  5,226       $  3,103       $ 10,110       $  5,787
Cost of goods sold ...................................................    (4,960)        (2,783)        (9,576)        (5,283)
                                                                        --------       --------       --------       --------

GROSS PROFIT .........................................................       266            320            534            504
Selling, general and administrative expenses .........................      (172)          (123)          (322)          (239)
Gain on sale of soy ingredients business (Note 4) ....................       111             --            111             --
                                                                        --------       --------       --------       --------

INCOME FROM OPERATIONS ...............................................       205            197            323            265
Non-operating income (expense) - net (Note 10) .......................        49            (97)            28           (106)
                                                                        --------       --------       --------       --------

INCOME BEFORE INCOME TAX AND MINORITY INTEREST .......................       254            100            351            159
Income tax expense (Note 13) .........................................       (47)           (36)           (84)           (39)
                                                                        --------       --------       --------       --------

INCOME BEFORE MINORITY INTEREST ......................................       207             64            267            120
Minority interest ....................................................       (25)           (14)           (45)           (34)
                                                                        --------       --------       --------       --------

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
   PRINCIPLES ........................................................       182             50            222             86
Cumulative effect of a change in accounting principles, net of tax
   benefit of $6 (2002) ..............................................        --             --             --            (23)
                                                                        --------       --------       --------       --------

NET INCOME ...........................................................  $    182       $     50       $    222       $     63
                                                                        ========       ========       ========       ========

EARNINGS PER COMMON SHARE - BASIC (NOTE 14):
Income before cumulative effect of change in accounting principles ...  $   1.83       $    .50       $   2.23       $    .93
Cumulative effect of change in accounting principles .................        --             --             --           (.25)
                                                                        --------       --------       --------       --------

Net income per share .................................................  $   1.83       $    .50       $   2.23       $    .68
                                                                        ========       ========       ========       ========

EARNINGS PER COMMON SHARE - DILUTED (NOTE 14):
Income before cumulative effect of change in accounting principles ...  $   1.80       $    .50       $   2.20       $    .92
Cumulative effect of change in accounting principles .................        --             --             --           (.25)
                                                                        --------       --------       --------       --------

Net income per share .................................................  $   1.80       $    .50       $   2.20       $    .67
                                                                        ========       ========       ========       ========

The accompanying notes are an integral part of these consolidated interim financial statements.

                                   BUNGE LIMITED AND SUBSIDIARIES

                           CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

                                 (UNITED STATES DOLLARS IN MILLIONS)

                                                                                 SIX MONTHS ENDED
                                                                                     JUNE 30,
                                                                                -----------------
                                                                                 2003        2002
                                                                                -----       -----
                                                                                   (UNAUDITED)
OPERATING ACTIVITIES
Net income ..................................................................   $ 222       $  63
Adjustments to reconcile net income to cash provided by (used for) operating activities:
     Gain on sale of soy ingredients business ...............................    (111)         --
     Unrealized foreign exchange (gains) losses .............................    (121)         73
     Bad debt expense .......................................................       4          12
     Depreciation, depletion and amortization ...............................      90          80
     Cumulative effect of change in accounting principles ...................      --          23
     Deferred income taxes ..................................................     (67)          2
     Minority interest ......................................................      45          34
     Other - net ............................................................     (23)         21
     Changes in operating assets and liabilities, excluding the effects of acquisitions:
        Trade accounts receivable ...........................................     (94)         17
        Inventories .........................................................    (165)       (671)
        Recoverable taxes ...................................................      30         (56)
        Trade accounts payable ..............................................     153         337
        Arbitration settlement (Note 9) .....................................     (57)         --
        Other - net .........................................................     310          40
                                                                                -----       -----
           Cash provided by (used for) operating activities .................     216         (25)

INVESTING ACTIVITIES
Payments made for capital expenditures ......................................    (119)        (75)
Business acquisitions, net of cash acquired .................................     (75)        (99)
Proceeds from disposal of property, plant and equipment .....................      20           5
Proceeds from sale of soy ingredients business ..............................     251          12
                                                                                -----       -----
           Cash provided by (used for) investing activities .................      77        (157)

FINANCING ACTIVITIES
Net change in short-term debt ...............................................    (303)         85
Proceeds from long-term debt ................................................     321         195
Repayment of long-term debt .................................................    (393)       (243)
Proceeds from receivable from former shareholder ............................      55          --
Proceeds from sale of common shares .........................................       9         292
Dividends paid to shareholders ..............................................     (20)        (17)
Dividends paid to minority interest .........................................     (44)        (14)
                                                                                -----       -----
           Cash (used for) provided by financing activities .................    (375)        298
Effect of exchange rate changes on cash and cash equivalents ................      53         (26)
                                                                                -----       -----

Net (decrease) increase in cash and cash equivalents ........................     (29)         90
Cash and cash equivalents, beginning of period ..............................     470         199
                                                                                -----       -----
Cash and cash equivalents, end of period ....................................   $ 441       $ 289
                                                                                =====       =====

The accompanying notes are an integral part of these consolidated interim financial statements.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


1.     BASIS OF PRESENTATION

              The accompanying unaudited consolidated interim financial statements of Bunge Limited and subsidiaries (Bunge) have been prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial information and with reference to the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments necessary for a fair presentation have been included. The consolidated balance sheet at December 31, 2002 has been derived from Bunge's audited financial statements at that date. Operating results for the three and six months ended June 30, 2003 are not necessarily indicative of the results to be expected for the year ending December 31, 2003. The financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2002 included in Bunge's 2002 Annual Report on Form 20-F filed with the Securities and Exchange Commission.

              Reclassifications - Certain reclassifications were made to the December 31, 2002, consolidated balance sheet to conform to the current presentation.

2.     NEW ACCOUNTING STANDARDS

              In May 2003, Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 150 (SFAS No. 150), ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY. SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that a company classify a financial instrument, which is within the scope of SFAS No. 150 as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and to all other instruments that exist as of the beginning of the first interim period beginning after June 15, 2003. Bunge is evaluating the effect, if any, that SFAS No. 150 will have on its consolidated financial statements.

              In April 2003, FASB issued SFAS No. 149, AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (SFAS No. 149). SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, and certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist. The adoption of SFAS No. 149 is not expected to have a material impact on Bunge's financial position or results of operations.

              In January 2003, the FASB issued FASB Interpretation No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES (FIN 46), an interpretation of Accounting Research Bulletin No. 51, CONSOLIDATED FINANCIAL STATEMENTS (ARB 51). FIN 46 addresses consolidation by business enterprises of variable interest entities, which are entities that are subject to consolidation according to the provisions of FIN 46. For interests acquired on or after February 1, 2003, FIN 46 applies immediately. For existing interests as of January 31, 2003, FIN 46 is effective on July 1, 2003. Bunge is evaluating the effect, if any, that FIN 46 will have on its consolidated financial statements. Bunge does not believe the adoption of FIN 46 will impact the accounting for its accounts receivable securitizations.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


3.     INVENTORIES

              Inventories consist of the following:

                                                                             JUNE 30,  DECEMBER 31,
       (US$ IN MILLIONS)                                                      2003         2002
       -----------------                                                     -------   ------------
                                                                           (UNAUDITED)
       Agribusiness - Readily marketable inventories at market value (1) ...  $1,949      $1,517
       Fertilizer ..........................................................     399         214
       Edible oils .........................................................     158         346
       Milling and baking ..................................................      70          63
       Other (2) ...........................................................     178         267
                                                                              ------      ------
       Total ...............................................................  $2,754      $2,407
                                                                              ======      ======

       ------------
       (1) Readily marketable inventories are agricultural commodities inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms.
       (2)    Agribusiness inventories carried at lower of cost or market.

4.     BUSINESS COMBINATIONS

              ACQUISITION OF CEREOL S.A. - In 2002, Bunge acquired 97.38% of the shares of Cereol S.A. for $787 million in cash (net of cash acquired of $90 million). In April 2003, Bunge acquired the remaining 2.62% of the shares of Cereol for $23 million in cash. As a result, Bunge owns 100% of Cereol's capital and voting rights. Cereol is engaged in the processing of oilseeds and the production of edible oils in Europe and North America. Cereol's results of operations have been included in the consolidated financial statements of Bunge since October 1, 2002. Bunge financed the Cereol acquisition with available cash and borrowings.

              The acquisition is being accounted for using the purchase method under SFAS No. 141, BUSINESS COMBINATIONS. The cost to acquire Cereol has been preliminarily allocated to the assets acquired and liabilities assumed, according to estimated fair values. This allocation is subject to adjustment as Bunge is in the process of completing its determination of the deferred tax assets and liabilities for the difference between the assigned values and the tax basis of assets and liabilities.

              At June 30, 2003, Bunge assigned $89 million of the unallocated purchase price, which was recorded as goodwill at December 31, 2002, to the investment in Solae and the Lesieur assets held for sale. In addition, at June 30, 2003, goodwill was further affected by cumulative translation adjustments.

              The following table summarizes the available data as of June 30, 2003 of the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


4.     BUSINESS COMBINATIONS (CONTINUED)

                                                 (US$ IN MILLIONS)
                                                 -----------------
       CALCULATION OF PURCHASE PRICE:
         Cash paid ...............................  $   900
         Current liabilities assumed .............      921
         Other non-current liabilities assumed ...      418
                                                    -------
         Total ...................................  $ 2,239
                                                    =======

       ALLOCATION OF PURCHASE PRICE:
         Current assets ..........................  $ 1,146
         Property, plant and equipment ...........      251
         Assets contributed to Solae .............      589
         Other non-current assets ................      279
         Minority interest .......................      (26)
                                                    -------
         Total ...................................  $ 2,239
                                                    =======

              In connection with the Cereol acquisition, Bunge has accrued termination benefits and facility related exit costs as part of its integration plan (the "Plan"). The Plan is designed to streamline personnel and close surplus or unprofitable facilities. These costs, which initially totaled $35 million, have been accrued as part of the purchase price and are included in current liabilities on the consolidated balance sheet at June 30, 2003. Bunge commenced the integration process, which included an evaluation of these issues prior to the October 2002 consummation of the Cereol acquisition and finalized the Plan in the quarter ended June 30, 2003. Of the costs accrued, $29 million relate to employee termination and $6 million relate to facility closures. The execution of the Plan will result in the termination of 291 employees and the closure of 8 facilities. The following table summarizes activity related to the Plan:

                                               EMPLOYEE
                                             TERMINATION      FACILITY
        (US$ IN MILLIONS)                       COSTS         EXIT COSTS        TOTAL
        -----------------                     ----------      ----------      ----------
       Accrued in purchase price ...........  $       29      $        6      $       35
       Amount paid .........................          (3)             (1)             (4)
                                              ----------      ----------      ----------
       Balance at June 30, 2003 ............  $       26      $        5      $       31
                                              ==========      ==========      ==========

              As of June 30, 2003, 97 employees have been terminated pursuant to the Plan. Payments related to employee termination costs are expected to be substantially completed by December 2004. Payments related to facility exit costs will be substantially completed during 2004. The Plan is expected to be funded by cash flows from operations. No significant unresolved issues exist related to the Plan. Any adjustments to the Plan will be reported as an adjustment to purchase price during the one year period following the date of acquisition and as a component of net income after the allocation period.

              SAIPOL JOINT VENTURE - In November 2002, Bunge announced its agreement to sell Lesieur, a French producer of branded bottled vegetable oils, to Saipol, an oilseed processing joint venture between Cereol and Sofiproteol (the financial arm of the French oilseed farmer's association). In July 2003, Bunge completed the sale of Lesieur and received in cash $215 million for the sale and repayment of Lesieur intercompany debt of $72 million owed to Cereol at closing, and a note receivable from Sofiproteol of $31 million. The note receivable is due July 2009 with interest payable annually at a rate of 5.55%.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


4.     BUSINESS COMBINATIONS (CONTINUED)

              Bunge has recorded the assets and liabilities of Lesieur in the amounts of $405 million and $234 million, respectively, as an investment held for sale at June 30, 2003, and $367 million and $207 million, respectively, at December 31, 2002. These assets and liabilities are included in other current assets and other current liabilities in Bunge's consolidated balance sheets at June 30, 2003 and December 31, 2002.

              DUPONT ALLIANCE - In January 2003, Bunge announced its agreement to form an alliance with E.I. duPont de Nemours and Company (DuPont) to expand its agribusiness and soy ingredients businesses. The alliance consists of three components: a joint venture (The Solae Company) for the production and distribution of specialty food ingredients, such as soy protein products and lecithins; a biotechnology agreement to jointly develop and commercialize soybeans with improved quality traits; and an alliance to develop a broader offering of services and products to farmers.

              In April 2003, Bunge and DuPont signed definitive agreements and formed Solae, a soy ingredients joint venture, with DuPont contributing its Protein Technologies food ingredients business and Bunge contributing its North American and European ingredients operations. In exchange, Bunge received a 28% interest in Solae. As a result of this transaction, Bunge recorded a long-term investment in Solae in its consolidated balance sheet at June 30, 2003. Bunge accounts for this investment under the equity method.

              In May 2003, Bunge sold its Brazilian soy ingredients operations to Solae for $251 million in cash, net of expenses of approximately $5 million. Consequently, Bunge recognized a gain on sale of approximately $111 million in the second quarter of 2003 that was included in income from operations.

5.     OTHER CURRENT ASSETS

              Other current assets consist of the following:

                                                                       JUNE 30,         DECEMBER 31,
       (US$ IN MILLIONS)                                                 2003              2002
       -----------------                                               --------         ------------
                                                                      (UNAUDITED)

       Prepaid commodity purchase contracts .........................   $   45            $  173
       Secured advances to suppliers ................................      178               205
       Unrealized gain on derivative contracts ......................      168               162
       Assets of investment held for sale - Lesieur (Note 4) ........      405               367
       Marketable securities ........................................       13                12
       Other ........................................................      405               319
                                                                        ------            ------
       Total ........................................................   $1,214            $1,238
                                                                        ======            ======

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


6.     OTHER CURRENT LIABILITIES

              Other current liabilities consist of the following:

                                                                             JUNE 30,        DECEMBER 31,
       (US$ IN MILLIONS)                                                      2003              2002
       -----------------                                                     ------            ------
                                                                           (UNAUDITED)
       Accrued liabilities ...............................................   $  550            $  456
       Unrealized loss on derivative contracts ...........................      254               138
       Advances on sales .................................................      141                89
       Liabilities of investment held for sale - Lesieur (Note 4) ........      234               207
       Other .............................................................       70               134
                                                                             ------            ------
       Total .............................................................   $1,249            $1,024
                                                                             ======            ======

7.     RELATED PARTY TRANSACTIONS

              In June 2003, Bunge received $55 million from its former sole shareholder, Mutual Investment Limited, as final payment of a long-term note receivable, relating to a capital contribution made in 2000. This $55 million note receivable was included in shareholders' equity at December 31, 2002. Bunge recorded interest income of $1 million and $2 million for the six months ended June 30, 2003 and 2002, respectively, and $1 million for the three months ended June 30, 2002, pertaining to the receivable.

              In addition, Bunge sells soybean meal and fertilizer products to Seara Alimentos S.A., a subsidiary of Mutual Investment Limited engaged in the business of meat and poultry production. These sales were $1 million for both the three months ended June 30, 2003 and 2002, respectively, and $3 and $2 million for the six months ended June 30, 2003 and 2002, respectively.

8.     LONG-TERM DEBT

              In May 2003, Bunge completed an offering of $300 million aggregate principal amount of unsecured senior notes bearing interest at a rate of 5.875% per year that mature in May 2013. The notes were issued by Bunge's wholly owned subsidiary Bunge Limited Finance Corp. and guaranteed by Bunge. Interest is payable semi-annually in arrears in May and November of each year, commencing in November 2003. Bunge used the net proceeds of this offering, approximately $296 million, to reduce short-term borrowings and finance the current portion of long-term debt coming due.

              During the quarter ended June 30, 2003, $198 million of 3 3/4% convertible notes and $200 million of 7.8% senior notes were registered with the U.S. Securities and Exchange Commission by Bunge Limited Finance Corp., a wholly owned finance subsidiary of Bunge. These debt securities were issued by Bunge Limited Finance Corp. during 2002 and are fully and unconditionally guaranteed by Bunge. There are no significant restrictions on the ability of Bunge Limited Finance Corp. or any other Bunge subsidiary to transfer funds to Bunge.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


9.     COMMITMENTS AND CONTINGENCIES

              Bunge is party to a number of claims and lawsuits, primarily tax and labor claims, arising out of the normal course of business. After taking into account liabilities recorded for all of the foregoing matters, management believes that the ultimate resolution of such matters will not have a material adverse effect on Bunge's financial condition, results of operations or liquidity. Included in other non-current liabilities as of June 30, 2003 and December 31, 2002 are the following accrued liabilities:

                                   JUNE 30,          DECEMBER 31,
       (US$ IN MILLIONS)             2003               2002
       -----------------           --------          ------------
                                  (UNAUDITED)

       Tax claims ................   $ 99               $ 77
       Labor claims ..............     65                 54
       Civil and other ...........     48                 83
                                     ----               ----
       Total .....................   $212               $214
                                     ====               ====

              TAX CLAIMS - The tax claims relate principally to claims against Bunge's Brazilian subsidiaries, including income tax claims, value added tax claims (ICMS and IPI) and sales tax claims (PIS and COFINS). The determination of the manner in which various Brazilian federal, state and municipal taxes apply to Bunge's operations is subject to varying interpretations arising from the complex nature of Brazilian tax law as well as changes in tax laws introduced by the PLANO REAL in 1993 and the 1988 Brazilian constitution.

              LABOR CLAIMS - The labor claims relate principally to labor claims against Bunge's Brazilian subsidiaries. Court rulings under Brazilian laws have historically been in favor of the employee-plaintiff. The labor claims primarily relate to dismissals, severance, health and safety, salary adjustments and supplementary retirement benefits.

              CIVIL AND OTHER - The civil and other claims relate to various disputes with suppliers and customers.

              SETTLEMENT OF DUCROS ARBITRATION - In April 2003, Cereol and Cereol Holding France entered into a settlement agreement with McCormick & Company, Incorporated, McCormick France SAS and Ducros S.A. relating to a claim for EURO 155 million brought by McCormick over the purchase price of Ducros, which was sold to McCormick in August 2000. Under the settlement agreement, Bunge paid McCormick $57 million. This payment does not reflect any potential tax benefits to be recognized by Bunge. In connection with the settlement, Bunge paid an additional purchase price to Edison S.p.A. and Cereol's former public shareholders of approximately $42 million in the aggregate.

              GUARANTEES - Bunge has issued or was a party to the following guarantees at June 30, 2003:

                                                          MAXIMUM POTENTIAL
              (US$ IN MILLIONS)                            FUTURE PAYMENTS
             -----------------                            -----------------

              Operating lease residual values ...............   $ 70
              Unconsolidated affiliates financing ...........     20
              Customer financing ............................     61
                                                                ----
              Total .........................................   $151
                                                                ====

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


9.    COMMITMENTS AND CONTINGENCIES (CONTINUED)

              Bunge has entered into synthetic lease agreements for barges and railcars originally owned by Bunge and subsequently sold to third parties. The leases are classified as operating leases in accordance with Statement of Financial Accounting Standards No. 13, ACCOUNTING FOR LEASES. Any gains on the sales have been deferred and are being recognized ratably over the related lease terms. Bunge has the option under each lease to purchase the barges or railcars at fixed amounts based on estimated fair values or to sell the assets. If Bunge elects to sell, it will receive proceeds up to fixed amounts specified in the agreements. If the proceeds of such sales are less than the specified fixed amounts, Bunge would be obligated under a guarantee to pay supplemental rent for the deficiency in proceeds. The operating leases expire through 2007. There are no recourse provisions or collateral that would enable Bunge to recover any amounts paid under this guarantee. Bunge has not recorded any liability related to this guarantee at June 30, 2003.

              Bunge has issued a guarantee to a financial institution related to debt of its joint ventures in Argentina, its unconsolidated affiliates. The term of the guarantee is equal to the term of the related financing, which matures in seven years. There are no recourse provisions or collateral that would enable Bunge to recover any amounts paid under this guarantee. Bunge has recorded a liability of $3 million related to this guarantee at June 30, 2003.

              Bunge has issued guarantees to a financial institution in Brazil related to amounts owed the institution by certain of its customers. The terms of the guarantees are equal to the terms of the related financing arrangements, which can be as short as 120 days or as long as 360 days. There are no recourse provisions or collateral that would enable Bunge to recover any amounts paid under these guarantees. Bunge has not recorded any liability related to these guarantees at June 30, 2003.

              Bunge has provided parent level guarantees of the indebtedness outstanding under certain senior credit facilities and senior notes, which were entered into by its wholly owned subsidiaries. The debt under these guarantees had a carrying amount of $1,415 million at June 30, 2003. Debt related to these guarantees is included in the consolidated balance sheet at June 30, 2003. In addition, a subsidiary of Bunge has provided guarantees of the indebtedness of certain of its subsidiaries under certain lines of credit with various institutions. The total borrowing capacity under these line of credit guarantees is $166 million.

10.    NON-OPERATING INCOME (EXPENSE) - NET

           Non-operating income (expense) - net consists of:

                                                                                THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                                     JUNE 30,                     JUNE 30,
                                                                                -------------------         -------------------
       (US$ IN MILLIONS)                                                         2003          2002          2003          2002
       -----------------                                                        -----         -----         -----         -----
                                                                                    (UNAUDITED)                  (UNAUDITED)

       Interest income .......................................................  $  27         $  19         $  58         $  52
       Interest expense ......................................................    (47)          (32)         (103)          (70)
       Interest expense on debt financing readily marketable inventories .....     (4)           (8)           (8)          (12)
       Foreign exchange gains (losses) .......................................     70           (79)           77           (84)
       Other income (expense) ................................................      3             3             4             8
                                                                                -----         -----         -----         -----
       Total non-operating income (expense) - net ............................  $  49         $ (97)        $  28         $(106)
                                                                                =====         =====         =====         =====

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


10.    NON-OPERATING INCOME (EXPENSE) - NET (CONTINUED)

              INTEREST EXPENSE ON DEBT FINANCING READILY MARKETABLE INVENTORIES
       - Readily marketable inventories are agricultural commodities inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms. Bunge attributes interest expense to these inventories based on the average interest rates on the debt used to finance these inventories.

11.    COMPREHENSIVE INCOME (LOSS)

              The following table summarizes the components of comprehensive income (loss):

                                                                THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                      JUNE 30,                    JUNE 30,
                                                                -------------------         -------------------
      (US$ IN MILLIONS)                                          2003          2002          2003          2002
      -----------------                                         -----         -----         -----         -----
                                                                    (UNAUDITED)                 (UNAUDITED)
       Net income ............................................   $ 182         $  50         $ 222         $  72
       Other comprehensive income (loss):
         Foreign exchange translation adjustment, net
           of tax ............................................     266          (212)          370          (283)
         Unrealized losses on commodity futures
           designated as cash flow hedges, net of tax
             of $1 and $2 (2003), respectively, $1 (2002) ....      (2)           (2)           (4)           (2)
         Reclassification of unrealized (gains) losses to
           net income, net of tax of $2 and $0 (2003),
              respectively, $(1) (2002) ......................       4            (1)            1            (2)
                                                                 -----         -----         -----         -----
       Total comprehensive income (loss) .....................   $ 450         $(165)        $ 589         $(215)
                                                                 =====         =====         =====         =====

12.    STOCK-BASED COMPENSATION

              Bunge has an employee equity incentive plan and a non-employee directors' equity incentive plan. Awards under the employee equity incentive plan may be in the form of stock options, restricted stock or other awards. The non-employee directors' equity incentive plan provides for awards of stock options to Bunge's non-employee directors. Bunge has granted stock options, performance based restricted stock awards and regular restricted stock awards under its employee equity incentive plan and stock options under its non-employee directors' plan. During the six months ended June 30, 2003, Bunge issued 168,432 shares underlying performance-based restricted share grants, and 268,063 shares upon the exercise of stock options.

              In accordance with the provisions of SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION (SFAS No. 123), Bunge has elected to continue to account for stock-based compensation using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB 25) and FASB Interpretation No. 28, ACCOUNTING FOR STOCK APPRECIATION RIGHTS AND OTHER VARIABLE STOCK OPTION OR AWARD PLANS (FIN 28).

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


12.    STOCK-BASED COMPENSATION (CONTINUED)

              In accordance with APB 25, Bunge accrues costs for its restricted stock awards granted over the vesting or performance period and adjusts costs related to its performance-based restricted stock for subsequent changes in the fair market value of the awards. These compensation costs are recognized in the consolidated statements of income. There is no compensation cost recorded for stock options granted under either plan, since the exercise price is equal to the market value of the underlying common shares on the date of grant. In accordance with SFAS No. 123, Bunge discloses the pro forma effect of accounting for stock-based awards under the fair value method.

              The following table sets forth pro forma information as if Bunge had applied the fair value recognition provisions of SFAS No. 123 to stock options granted to determine its stock-based compensation cost.

                                                                        THREE MONTHS ENDED          SIX MONTHS ENDED
                                                                             JUNE 30,                   JUNE 30,
                                                                        ------------------        --------------------
       (US$ IN MILLIONS, EXCEPT PER SHARE DATA)                          2003         2002         2003          2002
       ----------------------------------------                         ------        ----        ------        ------
       Net income, as reported ......................................   $  182        $ 50        $  222        $   63
          Deduct: Total stock-based employee compensation
            expense determined under fair value based method for
            stock awards granted, net of related tax effects ........       (2)         (2)           (4)           (3)
                                                                        ------        ----        ------        ------
          Pro forma net income ......................................   $  180        $ 48        $  218        $   60
                                                                        ======        ====        ======        ======

       Earnings per common share:
          Basic--as reported ........................................   $ 1.83        $.50        $ 2.23        $  .68
                                                                        ======        ====        ======        ======
          Basic--pro forma ..........................................   $ 1.81        $.48        $ 2.19        $  .65
                                                                        ======        ====        ======        ======

          Diluted--as reported ......................................   $ 1.80        $.50        $ 2.20        $  .67
                                                                        ======        ====        ======        ======
          Diluted--pro forma ........................................   $ 1.78        $.48        $ 2.16        $  .64
                                                                        ======        ====        ======        ======

13.    INCOME TAXES

              Bunge's annual effective tax rate is affected by movements in foreign exchange. Bunge's estimated effective tax rate for the three and six months ended June 30, 2003, excluding the non-taxable $111 million gain on the sale of its Brazilian soy ingredients business, reflects an increased effective tax rate, which was principally attributable to the recent appreciation in the value of the Brazilian REAL.

              During the six months ended June 30, 2002, Bunge recorded a $12 million tax benefit and a related $6 million in interest income relating to the refund of prior years' U.S. Foreign Sales Corporation benefits resulting from the completion of a tax examination for the years up to and including 1998. Also during this time, Bunge decreased its deferred tax valuation allowance by $6 million resulting from changes in the realization of certain net operating loss carry-forwards generated at one of its European subsidiaries. As a result of these tax benefits, Bunge's effective tax rate for the three and six months ended June 30, 2002 was reduced from its annual effective tax rate.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

14.    EARNINGS PER SHARE

              Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding, excluding any dilutive effects of stock options and restricted stock awards during the reporting period. Diluted earnings per share is computed similar to basic earnings per share, except that the weighted average number of common shares outstanding is increased to include additional shares from the assumed exercise of stock options and restricted stock awards, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period. The following table sets forth the computation of basic and diluted earnings per share for the three and six months ended June 30, 2003 and 2002.

                                                                    THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                          JUNE 30,                       JUNE 30,
                                                                ----------------------------    ----------------------------
       (US$ IN MILLIONS, EXCEPT FOR SHARE DATA)                     2003            2002            2003            2002
       ----------------------------------------                 ------------    ------------    ------------    ------------
                                                                         (UNAUDITED)                    (UNAUDITED)
       Income before cumulative effect of change in
       accounting principles:
         Basic and diluted ..................................   $        182    $         50    $        222    $         86
                                                                ============    ============    ============    ============

       Weighted average number of common shares outstanding:
         Basic ..............................................     99,696,727      99,249,886      99,641,565      92,452,815
         Effect of dilutive shares ..........................      1,226,735         826,750       1,062,955         816,625
                                                                ------------    ------------    ------------    ------------
         Diluted ............................................    100,923,462     100,076,636     100,704,520      93,269,440
                                                                ============    ============    ============    ============

       Income before cumulative effect of change in
         accounting principles per share:
         Basic ..............................................   $       1.83    $        .50    $       2.23    $        .93
                                                                ============    ============    ============    ============
         Diluted ............................................   $       1.80    $        .50    $       2.20    $        .92
                                                                ============    ============    ============    ============

              In March 2002, Bunge sold 16,093,633 common shares in a public offering. Net proceeds from this offering were $292 million.

15.    ARGENTINA

              The functional currency of Bunge's Argentine subsidiaries is the PESO. In the six months ended June 30, 2003, the PESO appreciated relative to the U.S. dollar by 20%. Bunge's Argentine subsidiaries' assets and liabilities are translated into U.S. dollars from local currency at month-end exchange rates, and the resulting foreign exchange translation adjustments are recorded in the consolidated balance sheets as a component of accumulated other comprehensive income (loss). Included in other comprehensive income (loss) for the three and six months ended June 30, 2003 were foreign exchange translation gains of $12 million and $32 million, respectively, and for the three and six months ended June 30, 2002, foreign exchange translation losses of $22 million and $82 million, respectively, representing the effect of the translation of Bunge's Argentine assets and liabilities (see Note 11 of notes to the consolidated interim financial statements).

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


15.    ARGENTINA (CONTINUED)

              In 2002, Bunge commenced recording allowances against certain recoverable taxes owed to it by the Argentine government. At June 30, 2003 and December 31, 2002, these allowances were $55 million and $64 million, respectively. During the three months ended June 30, 2003, Bunge recovered certain of these previously reserved receivables as a result of cash received or use of recoverable tax amounts to offset income taxes owed, which resulted in a reversal of the reserve for recoverable taxes of $20 million and $9 million in the three and six months ended June 30, 2003, respectively. In the three and six months ended June 30, 2002, Bunge recorded $19 million and $28 million of provisions, respectively, related to these recoverable taxes.

16.    BRAZIL

              The functional currency of Bunge's Brazilian subsidiaries is the REAL. In the six months ended June 30, 2003, the REAL appreciated relative to the U.S. dollar by 23%. Bunge's Brazilian subsidiaries' assets and liabilities are translated into U.S. dollars from local currency at month-end exchange rates, and the resulting foreign exchange translation adjustments are recorded in the consolidated balance sheets as a component of accumulated other comprehensive income (loss). Included in other comprehensive income (loss) for the three and six months ended June 30, 2003 were foreign exchange translation gains of $157 million and $199 million, respectively, and foreign exchange translation losses of $215 million and $226 million for the three and six months ended June 30, 2002, respectively, representing the effect of the translation of Bunge's Brazilian assets and liabilities (see Note 11 of notes to the consolidated interim financial statements).

17.    SEGMENT INFORMATION

              Bunge has five reporting segments, which are organized based on similar economic characteristics and are similar in nature of products and services offered, the nature of production processes, the type and class of customer and distribution methods. The agribusiness segment is characterized by both inputs and outputs being agricultural commodities and thus high volume and low margin. The activities of the fertilizer segment include raw material mining, mixing fertilizer components and marketing products. The edible oil products segment involves the manufacturing and marketing of products derived from vegetable oils. The milling and baking products segment involves the manufacturing and marketing of products derived primarily from wheat and corn. The other segment consisted of the soy ingredients business until its assets were sold in May 2003 to Solae Bunge's joint venture with DuPont. As a result of this sale, Bunge will only have four reporting segments.

              The "Unallocated" column in the following table contains the reconciliation between the totals for reportable segments and Bunge consolidated totals, which consists primarily of corporate items not allocated to the operating segments and intersegment eliminations. Transfers between the segments are generally valued at market. The revenues generated from these transfers are shown in the following table as "Intersegment revenues."

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


17.    SEGMENT INFORMATION (CONTINUED)

       OPERATING SEGMENT INFORMATION

                                                                                     MILLING AND
                                                                      EDIBLE OIL       BAKING
       (US$ IN MILLIONS)                   AGRIBUSINESS   FERTILIZER  PRODUCTS(1)    PRODUCTS(1)(2)   OTHER  UNALLOCATED   TOTAL
       -----------------                   ------------   ----------  -----------  ------------------ ------ -----------  -------
                                                                          (UNAUDITED)
       THREE MONTHS ENDED JUNE 30,
       2003
       Net sales to external customers ... $ 4,045        $   415     $   533       $   227          $    6    $    --   $ 5,226

       Intersegment revenues .............     158             --          24            --              --       (182)       --
       Gross profit ......................      84             88          69            24               1         --       266
       Income from operations (3) ........       5             64          26             8               1        101       205
       Depreciation, depletion and
       amortization ...................... $    20        $    14     $     3       $     4           $  --     $    --  $    41

       THREE MONTHS ENDED JUNE 30,
       2002
       Net sales to external customers ... $ 2,312        $   329     $   237       $   204           $    21   $    --  $ 3,103
       Intersegment revenues .............      96             --          --            --                --       (96)      --
       Gross profit ......................     209             60          22            23                 6        --      320
       Income from operations ............     155             33           3             9                 5        (8)     197
       Depreciation, depletion and
       amortization ...................... $    15        $    14     $     3       $     4           $     1    $   --  $    37

       SIX MONTHS ENDED JUNE 30,
       2003
       Net sales to external customers ... $ 7,847        $   701     $ 1,069       $   441           $    52    $   --  $10,110
       Intersegment revenues .............     311             --          50            --                --      (361)      --
       Gross profit ......................     193            148         133            42                18        --      534
       Income from operations (3) ........      50            106          53            11                11        92      323
       Depreciation, depletion and
       amortization ...................... $    47        $    26     $     9       $     8           $    --    $   --  $    90

       SIX MONTHS ENDED JUNE 30,
       2002
       Net sales to external customers ... $ 4,301        $   586     $   459       $   400           $    41    $   --  $ 5,787
       Intersegment revenues .............     181             --          --            --                --      (181)      --
       Gross profit ......................     286            114          47            45                12        --      504
       Income from operations ............     186             62           9            15                 8       (15)     265
       Depreciation, depletion and
       amortization ...................... $    29        $    32     $     8       $     9           $     2    $   --  $    80

       -------------

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


17.    SEGMENT INFORMATION (CONTINUED)

       (1) In the third quarter of 2002, Bunge reclassified certain consumer product lines from the edible oil products segment to the milling and baking products segment. As a result, amounts for the three and six months ended June 30, 2002 have been reclassified to conform to the three and six months ended June 30, 2003 presentation.
       (2) In the first quarter of 2003, Bunge changed the name of its "wheat milling and bakery products" segment to "milling and baking products" in connection with the reclassification of its corn milling products business line from the "other" segment to the "milling and baking products" segment. As a result of this change, the "other" segment consists solely of Bunge's soy ingredients business for the three and six months ended June 30, 2003. In April 2003, Bunge contributed its North American and European ingredients operations to Solae, its joint venture with DuPont. With the completion of the sale of Bunge's Brazilian ingredients operations to Solae, which occurred in May 2003, (see Note 4 of notes to the consolidated interim financial statements), Bunge has four reporting segments - agribusiness, fertilizer, edible oil products and milling and baking products. Amounts for the three and six months ended June 30, 2002 presented herein have been reclassified to reflect this change.
       (3) Unallocated income from operations for the three and six months ended June 30, 2003 included a $111 million gain on the sales of Bunge's Brazilian soy ingredients business to Solae. In addition, agribusiness income from operations for the three and six months ended June 30, 2003 included a non-cash curtailment gain of $11 million reflecting a reduction in post retirement benefit liabilities due to the transfer of employees to Solae.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       This report contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect our business and financial performance: our ability to complete, integrate and benefit from acquisitions, divestitures, joint ventures and alliances; estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; economic and political conditions in the primary markets where we operate; and other economic, business, competitive and/or regulatory factors affecting our business generally. You should refer to "Item 3. Key Information - Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2002 for a more detailed discussion of these factors. The forward-looking statements included in this release are made only as of the date of this release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.


EVENTS AFFECTING OPERATING RESULTS

ALLIANCE WITH DUPONT

       On April 2, 2003, we signed definitive agreements with E.I. duPont de Nemours and Company (DuPont) and together formed The Solae Company (Solae) by contributing DuPont's Protein Technologies business and our North American and European ingredients operations. We have a 28% interest in Solae. Solae is a soy ingredients joint venture and a key component in the broader strategic alliance with DuPont. On May 2, 2003, we sold our Brazilian soy ingredients operations to Solae for $251 million in cash net of sale related expenses. We recognized a gain on sale of $111 million in the second quarter of 2003 that is included in income from operations. As a result of these transactions, our consolidated balance sheet at June 30, 2003 reflects a long-term investment in Solae, which is accounted for under the equity method.

APPRECIATION OF THE BRAZILIAN REAL AND ARGENTINE PESO

       During the first six months of 2003 the Brazilian REAL and Argentine PESO appreciated 23% and 20% respectively, against the U.S. dollar. In contrast, in the second quarter of 2002, the value of the REAL declined by 18% and the PESO declined by 57% relative to the U.S. dollar. An appreciation in the value of the REAL and PESO generates losses based on changes in the market value of our readily marketable agricultural inventories, which are priced in U.S. dollars, reducing our income from operations. Conversely, the appreciation generates offsetting net foreign exchange transaction gains on our net U.S. dollar position of our Brazilian and Argentine subsidiaries, which are reflected in non-operating income (expense) in our consolidated statement of income.

RESULTS OF OPERATIONS

       SEGMENTS CHANGES - We have changed the name of our "wheat milling and bakery products" segment to "milling and baking products" in connection with the reclassification of our corn milling products business line from the "other" segment to the "milling and baking products" segment. As a result of this change, our "other" segment reflects only our soy ingredients business line for the three and six months ended June 30, 2003. Accordingly, amounts for the three and six months ended June 30, 2002 presented herein have been reclassified to reflect this change. With the completion of the sale of our Brazilian soy ingredients operations to Solae, which occurred in May 2003, we now have four reporting segments - agribusiness, fertilizer, edible oil products and milling and baking products. In the third quarter of 2002, we also reclassified certain consumer product lines from the "edible oil products" segment to the "milling and baking products" segment. As a result, amounts for the three and six months ended June 30, 2002 were reclassified to conform to the three and six months ended June 30, 2003 presentation.

       Set forth below is a summary of certain items in our consolidated statements of income and volumes by reportable segment.

                                                    THREE MONTHS ENDED        SIX MONTHS ENDED
                                                         JUNE 30,                 JUNE 30,
                                                   --------------------      --------------------
                                                     2003        2002         2003         2002
                                                   -------      -------      -------      -------
                                                          (US$ IN MILLIONS, EXCEPT VOLUMES)
NET SALES:
Agribusiness ..................................... $ 4,045      $ 2,312      $ 7,847      $ 4,301
Fertilizer .......................................     415          329          701          586
  Edible oil products ............................     533          237        1,069          459
  Milling and baking products ....................     227          204          441          400
  Other (soy ingredients) ........................       6           21           52           41
                                                   -------      -------      -------      -------
     Food products total .........................     766          462        1,562          900
                                                   -------      -------      -------      -------
           Total ................................. $ 5,226      $ 3,103      $10,110      $ 5,787
                                                   =======      =======      =======      =======

COST OF GOODS SOLD:
Agribusiness ..................................... $ 3,961      $ 2,103      $ 7,654      $ 4,015
Fertilizer .......................................     327          269          553          472
  Edible oil products ............................     464          215          936          412
  Milling and baking products ....................     203          181          399          355
  Other (soy ingredients) ........................       5           15           34           29
                                                   -------      -------      -------      -------
     Food products total .........................     672          411        1,369          796
                                                   -------      -------      -------      -------
           Total ................................. $ 4,960      $ 2,783      $ 9,576      $ 5,283
                                                   =======      =======      =======      =======
GROSS PROFIT:
Agribusiness ..................................... $    84      $   209      $   193      $   286
Fertilizer .......................................      88           60          148          114
  Edible oil products ............................      69           22          133           47
  Milling and baking products ....................      24           23           42           45
  Other (soy ingredients) ........................       1            6           18           12
                                                   -------      -------      -------      -------
     Food products total .........................      94           51          193          104
                                                   -------      -------      -------      -------
           Total ................................. $   266      $   320      $   534      $   504
                                                   =======      =======      =======      =======

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Agribusiness .................................... $     79      $    54      $   143      $   100
Fertilizer ......................................       24           27           42           52
  Edible oil products ...........................       43           19           80           38
  Milling and baking products ...................       16           14           31           30
  Other (soy ingredients) .......................       --            1            7            4
                                                   -------      -------      -------      -------
     Food products total ........................       59           34          118           72
                                                   -------      -------      -------      -------
Unallocated .....................................       10            8           19           15
                                                   -------      -------      -------      -------
           Total ................................  $   172      $   123      $   322      $   239
                                                   =======      =======      =======      =======

                                                 THREE MONTHS ENDED            SIX MONTHS ENDED
                                                      JUNE 30,                     JUNE 30,
                                              -----------------------       -----------------------
                                                2003           2002           2003           2002
                                              --------       --------       --------       --------
                                                        (US$ IN MILLIONS, EXCEPT VOLUMES)
INCOME FROM OPERATIONS:
Agribusiness ............................... $       5       $    155       $     50       $    186
Fertilizer .................................        64             33            106             62
  Edible oil products ......................        26              3             53              9
  Milling and baking products ..............         8              9             11             15
  Other (soy ingredients) ..................         1              5             11              8
                                              --------       --------       --------       --------
     Food products total ...................        35             17             75             32
                                              --------       --------       --------       --------
Gain on sale of soy ingredients business ...       111             --            111             --
Unallocated other ..........................       (10)            (8)           (19)           (15)
                                              --------       --------       --------       --------
           Total ...........................  $    205       $    197       $    323       $    265
                                              ========       ========       ========       ========

NET INCOME .................................  $    182       $     50       $    222       $     63
                                              ========       ========       ========       ========

VOLUMES (IN THOUSANDS OF METRIC TONS):
Agribusiness ...............................    23,906         19,749         43,007         31,294
Fertilizer .................................     2,417          2,482          4,278          4,291
  Edible oil products ......................       823            393          1,682            749
  Milling and baking products ..............       873            897          1,731          1,734
  Other (soy ingredients) ..................         8             31            140             59
                                              --------       --------       --------       --------
     Food products total ...................     1,704          1,321          3,553          2,542
                                              --------       --------       --------       --------
           Total ...........................    28,027         23,552         50,838         38,127
                                              ========       ========       ========       ========

THREE MONTHS ENDED JUNE 30, 2003 COMPARED TO THREE MONTHS ENDED JUNE 30, 2002

OVERVIEW

       Our net sales increased 68% to $5,226 million in the second quarter of 2003 from $3,103 million in the second quarter of 2002 due to increases in net sales in all segments. Agribusiness volumes increased 21% and food products volumes increased 29% due to organic growth in our business and the October 2002 acquisition of Cereol. Net sales also increased due to higher average selling prices for soy commodity and fertilizer products. Our cost of goods sold increased 78% due to the increase in sales volumes, the acquisition of Cereol, agribusiness commodity inventory mark to market losses in our Brazilian and Argentine subsidiaries that resulted from the appreciation in the value of the REAL and the PESO against the U.S. dollar during the 2003 quarter and higher agribusiness raw materials and energy costs.

       Our gross profit decreased 17% to $266 million in the second quarter of 2003 from $320 million in the second quarter of 2002 primarily due to the lower agribusiness gross profit. Net foreign exchange gains on U.S. dollar denominated debt included in non-operating income (expense) almost entirely offset the reduction in agribusiness gross profit. In addition, increases in gross profit in our fertilizer, edible oil and milling and baking products segments partially offset the decrease.

       Our selling, general and administrative expenses (SG&A) increased 40% primarily due to the acquisition of Cereol. Our income from operations increased 4% in the second quarter of 2003 from the second quarter of last year primarily due to the gain on sale of our ingredients business and improved fertilizer and edible oil results offset by the decrease in agribusiness.

       The variations in our net sales, gross profit and income from operations by segments are described in more detail below.

AGRIBUSINESS SEGMENT

       In our agribusiness segment, net sales increased 75% to $4,045 million in the second quarter of 2003 from $2,312 million in the second quarter of last year due to a 21% increase in sales volumes and higher average selling prices for soy commodity products. Volumes increased in the oilseed processing and international marketing business lines driven by the large South American harvest, global demand for soy commodity products, continued growth in our international marketing business and the acquisition of Cereol. Volumes in our international marketing operation increased 20% above last year mostly due to higher sales to China. Cost of goods sold increased 88% in the second quarter of 2003 from the second quarter of last year due to the increased volumes, commodity inventory mark to market losses in our Brazil subsidiary that resulted from the appreciation in the value of the REAL, the acquisition of Cereol and higher raw material and energy costs.

       Gross profit decreased 60% in the second quarter of 2003 from the second quarter of 2002 due to the increase in cost of goods sold. Agribusiness gross profit margins were negatively affected by the appreciation in the value of the Brazilian REAL. However, exchange gains on U.S. dollar denominated debt financing commodity inventories, included in non-operating income (expense), almost entirely offset the reduction to gross profit. Oilseed processing margins were affected by weaknesses in North America and Western Europe caused by the reduced U.S. soybean crop, weaker domestic soy meal demand, strong demand for soybeans and a weak demand for soy products from China, and competitive export pressure from South America. The second quarter of 2003 gross profit included a $20 million reduction in allowances for recoverable taxes due to the recovery of certain receivables compared to a $19 million provision recorded in the second quarter of 2002. SG&A increased 46% in the second quarter of 2003 from the first quarter of 2002 primarily due to our acquisition of Cereol, the effects of which more than offset a non-cash curtailment gain of $11 million relating to a reduction in post retirement benefit liabilities for employees transferred to Solae.

       Income from operations in our agribusiness segment decreased 97% in the second quarter of 2003 from the second quarter of last year due to the decrease in gross profit and higher SG&A expenses.

FERTILIZER SEGMENT

       In our fertilizer segment, net sales increased 26% to $415 million in the second quarter of 2003 from $329 million in the second quarter of 2002 primarily due to higher average selling prices. Selling prices benefited from increases in international selling prices for imported fertilizers and raw materials, such as urea, which helped boost local prices, as products are priced to import parity. A strong export market for Brazilian meat products increased demand for animal nutrient products as animal nutrient sales volumes increased 14%. Cost of goods sold increased 22% in the second quarter of 2003 from the second quarter of last year primarily due to higher imported raw materials costs. However, the higher costs of imported raw materials were mitigated by Fosfertil's lower raw material costs since Fosfertil produces urea from raw materials not linked to international natural gas prices. Approximately 38% of the raw materials used to produce the retail fertilizer and nutrient products are supplied by Fosfertil.

       Gross profit increased 47% in the second quarter of 2003 from the second quarter of 2002 as a result of the higher selling prices. SG&A decreased 11% primarily due to lower bad debt expenses and non-recurring credits relating to Brazilian social health and welfare taxes.

       Income from operations increased 94% in the second quarter of 2003 from the second quarter of 2002 primarily due to the increase in gross profit and the reduction in SG&A.

EDIBLE OIL PRODUCTS SEGMENT

       In our edible oil segment, net sales increased 125% or $296 million to $533 million in the second quarter of 2003 from $237 million in the second quarter of 2002 primarily due to significantly increased volumes as a result of the acquisition of Cereol. Cost of goods sold increased 116% in the second quarter of 2003 from the second quarter of 2002 primarily due to the acquisition of Cereol.

       Gross profit increased 214% in the second quarter of 2003 from the second quarter of 2002 primarily due to the acquisition of Cereol and higher margins in our North and South American operations. SG&A increased 126% in the second quarter of 2003 from the second quarter of last year due to our acquisition of Cereol, partially offset by cost reductions in our South American operations.

       Income from operations increased $23 million in the second quarter of 2003 from the second quarter of 2002 primarily due to the acquisition of Cereol and improvements in North and South American margins.

MILLING AND BAKING PRODUCTS SEGMENT

       In our milling and baking products segment, net sales increased 11% to $227 million in the second quarter of 2003 from $204 million in the second quarter of 2002 due to higher average selling prices, offset in part by weaknesses in our U.S. bakery mix and frozen bakery operations caused by margin pressure in the in-store bakery market. The increase in average selling prices was primarily due to higher raw material costs. Cost of goods sold increased 12% due to higher wheat costs.

       Gross profit increased 4% in the second quarter of 2003 from the second quarter of 2002 as a result of the higher average selling prices in Brazil, offset in part by weaknesses in our U.S bakery operations. SG&A increased 14% in the second quarter of 2003 from the second quarter of 2002 due to higher promotional costs.

       Income from operations decreased 11% in the second quarter of 2003 from the second quarter of 2002 as a result of weaknesses in our U.S. bakery operations.

NON-OPERATING INCOME (EXPENSE) - NET

       A summary of significant non-operating items for the periods indicated follows.

                                                                                  THREE MONTHS ENDED
                                                                                        JUNE 30,
                                                                                  -------------------
                                                                                  2003           2002
                                                                                  ----           ----
                                                                                  (US$ IN MILLIONS)
       Interest income .......................................................... $ 27           $ 19
       Interest expense .........................................................  (47)           (32)
       Interest expense on debt financing readily marketable inventories ........   (4)            (8)
       Foreign exchange gains (losses) ..........................................   70            (79)
       Other income .............................................................    3              3
                                                                                  ----           ----
                         Total .................................................. $ 49           $(97)
                                                                                  ====           ====

       Interest income increased 42% in the second quarter of 2003 from the second quarter of 2002 due to higher average cash balances. Interest expense increased 47% primarily due to higher average debt levels resulting from debt incurred to acquire Cereol and our assumption of Cereol's debt, partially offset by a reduction in interest expense due to more efficient use of working capital. Also, in the latter half of 2002 and May 2003, we issued long-term debt at relatively higher interest rates to reduce reliance on short-term debt and finance the current portion of long-term debt coming due. Interest expense on debt financing readily marketable inventory decreased 50% due to lower average short-term interest rates.

       Foreign exchange gains were $70 million in the second quarter of 2003 compared to losses of $79 million in the second quarter of last year due to the 2003 second quarter 17% appreciation in the value of the Brazilian REAL against the U.S. dollar. In contrast, in the second quarter of 2002, the value of the REAL declined by 18% relative to the U.S. dollar resulting in foreign exchange losses.

INCOME TAX EXPENSE

       Income tax expense increased to $47 million in the second quarter of 2003 from $36 million in the second quarter of 2002. Our estimated effective tax rate for the second quarter of 2003, excluding the non-taxable gain on the sale of the Brazilian soy ingredients business, reflects an increase from the annual 2002 effective tax rate predominantly due to the recent appreciation in the value of the Brazilian REAL.

MINORITY INTEREST

       Minority interest expense increased to $25 million in the second quarter of 2003 from $14 million in the second quarter of 2002 primarily due to the increase in income before taxes.

NET INCOME

       Net income increased $132 million to $182 million in the second quarter of 2003 from $50 million in the second quarter of 2002 as a result of the $111 million gain on sale of our Brazilian soy ingredients business to Solae in the second quarter of 2003. Excluding the gain on sale, net income increased $21 million in the second quarter of 2003 from the second quarter of 2002.

SIX MONTHS ENDED JUNE 30, 2003 COMPARED TO SIX MONTHS ENDED JUNE 30, 2002

OVERVIEW

       Our net sales increased 75% to $10,110 million in the first six months of 2003 from $5,787 million in the first six months of 2002 due to increases in net sales in all segments. Agribusiness volumes increased 37% and food products volumes increased 40% due to organic growth in our business and the October 2002 acquisition of Cereol. Our cost of goods sold increased 81% primarily due to the increase in sales volumes, the acquisition of Cereol and agribusiness commodity inventory mark to market losses in our Brazilian and Argentine subsidiaries that resulted from the appreciation in the value of the REAL and PESO against the U.S. dollar during the 2003 six month period and higher energy costs.

       Gross profit increased 6% in the first six months of 2003 from the first six months of 2002 due to the increase in gross profit in our fertilizer and food product segments. Agribusiness gross profit margins were negatively affected by the appreciation in the value of the Brazilian REAL and Argentine PESO. However, net foreign exchange gains on U.S. dollar denominated debt financing working capital, included in non-operating income (expense), almost entirely offset the reduction to gross profit. Oilseed processing margins were affected by weaknesses in North America and Western Europe caused by the reduced U.S. soybean crop, weaker domestic soy meal demand, strong demand for soybeans and weak demand for soy products from China, and competitive export pressure from South America. SG&A increased 35% in the first six months of 2003 from the first six months of 2002 primarily due to our acquisition of Cereol.

       Income from operations increased 22% in the second quarter of 2003 from the second quarter of 2002 primarily due to the $111 million gain on sale of the Brazilian soy ingredients business as well as the increase in gross profit, offset in part by the increase in SG&A.

       The variations in our net sales, gross profit and income from operations by segments are described in more detail below.

AGRIBUSINESS SEGMENT

       In our agribusiness segment, net sales increased 82% to $7,847 million in the first six months of 2003 from $4,301 million in the first six months of last year due to a 37% increase in sales volumes and higher average selling prices for soy commodity products. Volumes increased in all three business lines due to global demand for soy commodity products, continued growth in our international marketing business and the acquisition of Cereol. Cost of goods sold increased 91% in the first six months of 2003 from the first six months of last year due to the increased volumes, commodity inventory mark-to-market losses in our Brazil and Argentine subsidiaries that resulted from the appreciation in the value of the REAL and PESO, the acquisition of Cereol and higher raw material and energy costs.

       Gross profit decreased 33% in the first six months of 2003 from the first six months of 2002 due to the increase in cost of goods sold. Agribusiness gross profit margins were negatively affected by the appreciation in the value of the Brazilian REAL and Argentine PESO. However, net foreign exchange gains on U.S. dollar denominated debt financing commodity inventories, included in non-operating income (expense), almost entirely offset the reduction to gross profit. Oilseed processing margins were affected by weaknesses in North America and Western Europe caused by the reduced U.S. soybean crop, weaker domestic soy meal demand, strong demand for soybeans and weak demand for soy products from China, and competitive export pressure from South America. To address imbalances in U.S. supply and demand, we idled two of our U.S. oilseed processing facilities. The first six months of 2003 gross profit included a $9 million reduction in allowances for recoverable taxes due to the recovery of certain receivables compared to a $28 million provision recorded in the first six months of 2002. SG&A increased 43% in the first six months of 2003 from the first six months of 2002 primarily due to our acquisition of Cereol, the effects of which more than offset a non-cash curtailment gain of $11 million relating to a reduction in post retirement benefit liabilities for employees transferred to Solae.

       Income from operations in our agribusiness segment decreased 73% in the first six months of 2003 from the first six months of last year due primarily to the lower gross profit.

FERTILIZER SEGMENT

       In our fertilizer segment, net sales increased 20% to $701 million in the first six months of 2003 from $586 million in the first six months of 2002 primarily due to higher average selling prices. Selling prices benefited from higher international selling prices for imported fertilizers and raw materials, such as urea, which helped boost local prices as products are priced to import parity. A strong export market for Brazilian meat products increased demand for animal nutrient products as animal nutrient sales volumes increased 19%. The first six months of 2002 included an extra month of results from Fosfertil, which had been reporting its results one month in arrears. Excluding Fosfertil's extra month from the first six months of 2002, net sales and sales volumes would have increased 22% and 5%, respectively. Aggressive farmer planting for a large second crop and higher average selling prices increased results in the traditionally weaker first half and helped increase margins. Cost of goods sold increased 17% in the first six months of 2003 from the first six months of last year due to higher sales volumes and higher imported raw material costs. However, the higher costs of imported raw materials were mitigated by Fosfertil's lower raw material costs since Fosfertil produces urea from raw materials not linked to international natural gas prices. Approximately 38% of the raw materials we use to produce the retail fertilizer and nutrient products are supplied by Fosfertil.

       Gross profit increased 30% in the first six months of 2003 from the first six months of 2002 as a result of higher fertilizer selling prices and volumes. Excluding Fosfertil's extra month from the first six months 2002, gross profit would have increased 41%. SG&A decreased 19% primarily due to cost savings programs, one less month of Fosfertil, lower bad debt expenses and non-recurring credits relating to Brazilian social health and welfare taxes.

       Income from operations increased 71% in the first six months of 2003 from the first six months of 2002 primarily due to the increase in gross profit and decrease in SG&A. Excluding Fosfertil's extra month from the first six months of 2002, income from operations would have increased 93%.

EDIBLE OIL PRODUCTS SEGMENT

       In our edible oil segment, net sales increased 133% to $1,069 million in the first six months of 2003 from $459 million in the first six months of 2002 primarily due to significantly increased volumes as a result of the Cereol acquisition and organic growth in our North and South American operations. Cost of goods sold increased 127% in the first six months of 2003 from the first six months of 2002 primarily due to the Cereol acquisition and higher raw material costs, principally crude soybean oil.

       Gross profit increased 183% in the first six months of 2003 from the first six months of 2002 primarily due to the Cereol acquisition and a recovery in margins in our North and South American operations. SG&A increased 111% in the first six months of 2003 from the first six months of last year due to the Cereol acquisition partially offset by our cost reduction efforts in our South American operations.

       Income from operations increased to $53 million in the first six months of 2003 from $9 million in the first six months of 2002 primarily due to the Cereol acquisition and a recovery of margins in North and South America.

MILLING AND BAKING PRODUCTS SEGMENT

       In our milling and baking products segment, net sales increased 10% to $441 million in the first six months of 2003 from $400 million in the first six months of 2002 due to higher average selling prices for wheat and corn milling products. The increase in average selling prices was primarily due to higher raw material costs. Cost of goods sold increased 12% due to higher wheat costs.

       Gross profit decreased 7% in the first six months of 2003 from the first six months of 2002 as a result of the higher raw material costs and weaknesses in our U.S. bakery mix and frozen bakery operations. SG&A increased 3% in the first six months of 2003 from the first six months of 2002 due to higher selling and advertising expenses.

       Income from operations decreased 27% in the first six months of 2003 from the first six months of 2002 as a result of increases in raw material costs and weaknesses in our U.S. bakery operations.

OTHER SEGMENT (SOY INGREDIENTS)

       Our soy ingredients business was contributed to Solae, our joint venture with DuPont, in April and May of 2003. As a result, this segment will no longer be reported in future quarters, except for historical results presented for comparative purposes.

NON-OPERATING INCOME (EXPENSE) - NET

       A summary of significant non-operating items for the periods indicated follows.

                                                                                    SIX MONTHS ENDED
                                                                                         JUNE 30,
                                                                                  ---------------------
                                                                                   2003            2002
                                                                                  -----           -----
                                                                                   (US$ IN MILLIONS)
       Interest income .......................................................... $  58           $  52
       Interest expense .........................................................  (103)            (70)
       Interest expense on debt financing readily marketable inventories ........    (8)            (12)
       Foreign exchange gains (losses) ..........................................    77             (84)
       Other income .............................................................     4               8
                                                                                  -----           -----
                         Total .................................................. $  28           $(106)
                                                                                  =====           =====

       Interest income increased 12% in the first six months of 2003 from the first six months of 2002 due to interest income on higher average cash balances. The first six months of last year also included $6 million of interest income resulting from the completion of a tax examination. Interest expense increased 47% primarily due to higher average debt levels resulting from debt incurred to acquire Cereol and our assumption of Cereol's debt, partially offset by a reduction in interest expense due to more efficient use of working capital. Also, in the latter half of 2002 and May 2003, Bunge issued long-term debt at relatively higher interest rates to reduce reliance on short-term debt and finance the current portion of long-term debt coming due. Interest expense on debt financing readily marketable inventories decreased 33% due to lower average short-term interest rates.

       Foreign exchange gains were $77 million in the first six months of 2003 compared to losses of $84 million in the first six months of last year due to the 2003 first six months 23% appreciation in the value of the Brazilian REAL against the U.S. dollar. In contrast, in the second quarter of 2002, the value of the REAL declined by 18% relative to the U.S. dollar resulting in foreign exchange losses.

INCOME TAX EXPENSE

       Income tax expense increased to $84 million in the first six months of 2003 from $39 million in the first six months of 2002. In the first six months of 2002, our income tax expense was reduced by a $12 million tax credit relating to the refund of prior years' U.S. foreign sales corporation benefits and a $6 million decrease in the deferred tax asset valuation allowance resulting from changes in the realization of certain net operating loss carry-forwards. Our estimated effective tax rate for the first six months of 2003, excluding the gain on the sale of the Brazilian soy ingredients business, reflects an increase from the annual 2002 effective tax rate predominantly due to the recent appreciation in the value of the Brazilian REAL.

MINORITY INTEREST

       Minority interest expense increased to $45 million in the second quarter of 2003 from $34 million in the second quarter of 2002 primarily due to the increase in income before taxes.

NET INCOME

       Net income increased $159 million to $222 million in the first six months of 2003 from $63 million in the first six months of 2002. Net income for the six months ended June 30, 2003 was increased by the $111 million, or $1.11 per share, gain on the sale of the Brazilian soy ingredients business. Excluding the gain on sale, net income increased $48 million in the first six months of 2003 compared to the first six months of 2002.

       Net income in the first six months of 2002 also included charges recorded as cumulative effects of changes in accounting principles of $14 million, net of tax, representing the write-off of goodwill in the milling and baking products segment as a result of the adoption of SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, and $9 million, net of tax, related to the adoption of SFAS No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS.

LIQUIDITY AND CAPITAL RESOURCES

SOURCES OF LIQUIDITY AND CAPITAL

       Our primary financing objective is to maintain a conservative balance sheet that provides flexibility to pursue our growth objectives. We use a combination of equity and debt to finance non-current assets and working capital needs. At June 30, 2003, our balance sheet continued to show solid liquidity with a current ratio, defined as current assets divided by current liabilities, of 1.48. Our current ratio at December 31, 2002 was 1.44. Due to our cash levels and the liquidity of our agricultural commodities inventories, we believe we have sufficient working capital to satisfy our present business needs.

       To finance working capital, we use cash flows generated from operations and short-term (usually 30-60 days maturity) borrowings, including our $600 million commercial paper program and various bank facilities and credit lines. At June 30, 2003, we had $397 million outstanding under our commercial paper program, which has a maximum available borrowing capacity of $600 million. We maintain back-up bank credit lines at least equal to our outstanding commercial paper borrowings. If we were unable to access the commercial paper market, we would use our bank credit lines, which would be at a higher cost than our commercial paper. In addition to our commercial paper program, as of June 30, 2003, we had over $700 million of available borrowing capacity under various credit facilities and credit lines with a number of lending institutions.

       Our short-term and long-term debt decreased $308 million from December 31, 2002 primarily due to the $251 million in net proceeds received from the sale of the Brazilian soy ingredients business and the repayment by Mutual Investment Limited of the remaining $55 million principal amount of a note owed to us.

       To reduce further reliance on short-term borrowings and finance the current portion of long-term debt, on May 15, 2003 we completed an offering of $300 million aggregate principal amount of unsecured senior notes bearing interest at a rate of 5.875% per year that mature on May 15, 2013. The notes were issued by our wholly owned subsidiary, Bunge Limited Finance Corp., and are guaranteed by us. Interest is payable semi-annually in arrears on November 15 and May 15 of each year, commencing on November 15, 2003.

       On May 15, 2003, Moody's Investor Services assigned a Baa3 to our $300 million, 5.875% senior unsecured notes and changed the ratings status from "Stable" to "Outlook Positive." Fitch assigned a BBB corporate rating to Bunge, and they also changed their rating status from "Stable" to "Outlook Positive."

       On May 28, 2003, we entered into a $455 million 364-day revolving credit facility and a $195 million 3-year revolving credit facility to replace a EURO 600 million credit facility previously held by a subsidiary, of which $450 million was outstanding at June 30, 2003. This credit facility was entered into by a subsidiary and is guaranteed by us.

       Cash and cash equivalents were $441 million at June 30, 2003 and $470 million at December 31, 2002. Included in our inventories were readily marketable commodities inventories of $1,949 million at June 30, 2003 and $1,517 million at December 31, 2002.

       Shareholders' equity increased to $2,105 million at June 30, 2003 from $1,472 million at December 31, 2002 as a result of net income of $222 million, $55 million received from Mutual Investment Limited as a result of the repayment of a note owed to us, foreign exchange translation gains of $370 million primarily generated by our European, Brazilian and Argentine subsidiaries and $9 million attributable to the exercise of employee stock options. This increase was partially offset by dividends paid to shareholders of $20 million and other comprehensive losses of $3 million.

       On July 3, 2003, we sold Lesieur, a French producer of branded bottled vegetable oils, to Saipol, an oilseed processing joint venture between Bunge and Sofiproteol. We received in cash $215 million for the sale and the repayment of Lesieur's intercompany loan due to Cereol at closing of $72 million, and a note receivable from Sofiproteol of $31 million. The proceeds from the sale were used to reduce outstanding indebtedness. The note receivable is due July 2009 with interest payable annually at a rate of 5.55%. We have recorded the assets and liabilities of Lesieur in the amount of $405 million and $234 million, respectively, as an investment held for sale at June 30, 2003 and $367 million and $207 million, respectively, at December 31, 2002. These assets and liabilities are included in other current assets and liabilities in our consolidated balance sheet at June 30, 2003 and December 31, 2002.

       In connection with the Cereol acquisition, we have accrued termination benefits and facility related exit costs as part of acquisition integration plan (the "Plan"). The Plan is designed to streamline personnel and close surplus and unprofitable facilities. These costs, which initially totaled $35 million, have been accrued as part of the Cereol acquisition purchase price.

CASH FLOWS

       In the first six months of 2003, our cash balance decreased $29 million, reflecting the net impact of cash flows from operating, investing and financing activities, compared to a $90 million increase in our cash balance in the first six months of 2002.

       Our operating activities generated cash of $216 million in the first six months of 2003, compared to cash used of $25 million in the first six months of 2002. The increase in net income for the first six months of 2003 compared to the same period last year and lower inventory purchases due to reluctant farmer selling in Brazil increased cash flow from operating activities in 2003. The appreciation in the value of the Brazilian REAL relative to the U.S. dollar during the first six months of 2003 generated exchange gains on our U.S. dollar denominated short positions that were unrealized during the first six months of 2003, thus reducing cash flows from operations which partially offset the increase. Also reflected in the cash flow from operations is the $57 million paid to McCormick in connection with the settlement agreement relating to the sale of Ducros.

       Cash generated by investing activities was $77 million for the first six months of 2003, compared to cash used of $157 million in the first six months of 2002. Investments in property, plant and equipment consisted primarily of additions under our normal capital expenditure plan. In the first six months of 2003, we received net proceeds of $251 million from the sale of our Brazilian soy ingredients business. We used $23 million to acquire the remaining 2.62% of Cereol's outstanding shares that we did not already own and, in connection with the settlement of the Ducros arbitration, we paid an additional purchase price to Edison and Cereol's former public shareholders of $42 million. In the first six months of 2002, we used cash to acquire shares held by minority shareholders in connection with the corporate restructuring of our Brazilian subsidiaries and to acquire La Plata Cereal.

       Cash used in financing activities was $375 million in the first six months of 2003, compared to cash generated of $298 million in the first six months of 2002. In the first six months of 2003, we used the net proceeds from the sale of our Brazilian soy ingredients business and the $300 million unsecured senior notes issued on May 15, 2003 to reduce borrowings on short-term debt. Mutual Investment Limited repaid in full the $55 million note owed to us. Dividends paid during the first six months of 2003 were $20 million. In the first six months of 2002, we generated cash by selling common shares for net proceeds of $292 million.

RECENT DEVELOPMENTS

       On June 20, 2003, Bunge announced that it has signed a Memorandum of Understanding with Hindustan Lever to acquire Hindustan Lever's edible oils and fats business based in Bangalore, India. Hindustan Lever is a 51% owned subsidiary of the Anglo Dutch multinational Unilever Plc. The acquisition is subject to customary closing conditions, including the execution of definitive documents, and is expected to close in the third quarter of 2003.

DIVIDENDS

       On May 29, 2003, we announced that our board of directors had declared a regular quarterly cash dividend of $0.11 per share. The dividend is payable on August 29, 2003 to shareholders of record on August 15, 2003.

CRITICAL ACCOUNTING POLICIES

       Critical accounting policies are defined as those policies that are both important to the portrayal of our financial condition and results of operations and require management to exercise significant judgment. For a complete discussion of our accounting policies, see our annual report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission. There have been no significant changes in our critical accounting policies since December 31, 2002.

RECENT ACCOUNTING PRONOUNCEMENTS

       In May 2003, Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 150, ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY (SFAS No. 150). SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that a company classify a financial instrument, which is within the scope of SFAS No. 150 as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and to all other instruments that exist as of the beginning of the first interim period beginning after June 15, 2003. We are evaluating the effect, if any, that SFAS No. 150 will have on our consolidated financial statements.

       In April 2003, FASB issued Statement of Financial Accounting Standards No. 149 (SFAS No. 149), AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, and certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist. The adoption of SFAS No. 149 is not expected to have a material impact on our financial position or results of operations.

       In January 2003, the FASB issued FASB Interpretation No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES (FIN 46), an interpretation of Accounting Research Bulletin No. 51, CONSOLIDATED FINANCIAL STATEMENTS (ARB 51). FIN 46 addresses consolidation by business enterprises of variable interest entities, which are entities that are subject to consolidation according to the provisions of FIN 46. For interests acquired on or after February 1, 2003, FIN 46 applies immediately. For existing interests as of January 31, 2003, FIN 46 is effective on July 1, 2003. We are evaluating the effect, if any, that FIN 46 will have on our consolidated financial statements. We do not believe the adoption of FIN 46 will impact the accounting for our accounts receivable securitizations.


                    QUANTITATIVE AND QUALITATIVE DISCLOSURES
                                ABOUT MARKET RISK

RISK MANAGEMENT

       As a result of our global operating and financing activities, we are exposed to changes in agricultural commodity prices, foreign currency exchange rates and interest rates, which may affect our results of operations and financial position. We use derivative financial instruments for the purpose of minimizing the risks and/or costs associated with fluctuations in commodity prices and foreign exchange rates. While these hedging instruments are subject to fluctuations in value, those fluctuations are generally offset by the value of the underlying exposures being hedged. The counterparties to these contractual arrangements are primarily major financial institutions or, in the case of commodity futures and options, a commodity exchange. As a result, credit risk arising from these contracts is not significant and we do not anticipate any significant losses. We do not expect the net cash requirements arising from our risk management activities to be material. Our finance and risk management committee supervises, reviews and periodically revises our overall risk management policies and risk limits. We only enter into derivatives that are related to our inherent business and financial exposure as a global agribusiness company.

COMMODITIES RISK

       We operate in many areas of the food industry from agricultural raw materials to the production and sale of branded food products. As a result, we use and produce various materials, many of which are agricultural commodities, including soybeans, soybean oil, soybean meal, wheat and corn. Agricultural commodities are subject to price fluctuations due to a number of unpredictable factors that may create price risk. We enter into various derivative contracts, primarily exchange traded futures and options, with the objective of managing our exposure to adverse price movements in the agricultural commodities used for our business operations. We have established policies that limit the amount of unhedged fixed price agricultural commodity positions permissible for our operating companies, which are a combination of quantity and value at risk limits. We measure and review our sensitivity to our net commodities position on a daily basis.

       We use a sensitivity analysis to estimate our daily exposure to market risk on our agricultural commodity position. The daily net agricultural commodity position consists of inventory, related purchase and sale contracts, and exchange-traded contracts, including those used to hedge portions of our production requirements. The fair value of that position is a summation of the fair values calculated for each agricultural commodity by valuing each net position at quoted average futures prices for the period. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in prices. The results of this analysis, which may differ from actual results, are as follows:

                                                      SIX MONTHS ENDED                      YEAR ENDED
                                                       JUNE 30, 2003                    DECEMBER 31, 2002
                                              ---------------------------------  ---------------------------------
        (US$ IN MILLIONS)                       FAIR VALUE       MARKET RISK       FAIR VALUE       MARKET RISK
        -----------------                     ---------------  ----------------  ---------------  ----------------
        Highest long position ..................     $366              $37              $529              $53
        Highest short position .................      (51)              (5)              (10)              (1)
        Average long position ..................     $ 26              $ 3              $162              $16

CURRENCY RISK

       Our global operations require active participation in foreign exchange markets. To reduce the risk of foreign exchange rate fluctuations, we follow a policy of hedging net monetary assets and liabilities and transactions denominated in currencies other than the functional currencies applicable to each of our various subsidiaries. Our primary exposure is related to our businesses located in Brazil and Argentina and to a lesser extent, Europe, the Middle East and Asia. To minimize the adverse impact of currency movements, we enter into foreign exchange swaps and option contracts to hedge currency exposures.

       When determining our exposure, we exclude intercompany loans that are deemed to be permanently invested. Permanently invested intercompany loans will not be repaid and therefore are treated as analogous to equity for accounting purposes. As a result, the foreign exchange gains and losses on these borrowings are excluded from the determination of net income and recorded as a component of accumulated other comprehensive income (loss). The balance of permanently invested intercompany borrowings was $699 million as of June 30, 2003 and December 31, 2002. Included in other comprehensive income (loss) are exchange gains of $123 million in the six months ended June 30, 2003 and exchange losses of $215 million in the year ended December 31, 2002, related to permanently invested intercompany loans.

       For risk management purposes and to determine the overall level of hedging required, we further reduce the foreign exchange exposure determined above by the value of our agricultural commodities inventories. Our agricultural commodities inventories, because of their international pricing in U.S. dollars, provide a natural hedge to our currency exposure.

       Our net currency position, including cross-currency swaps and currency options, and our market risk, which is the potential loss from an adverse 10% change in foreign currency exchange rates, is set forth in the following table. In addition, we have provided an analysis of our foreign currency exposure after reducing the exposure for our agricultural commodities inventory. Actual results may differ from the information set forth below.

                                                                                   AS OF JUNE 30,    AS OF DECEMBER 31,
(US$ IN MILLIONS)                                                                       2003               2002
-----------------                                                                  --------------    ------------------
BRAZILIAN OPERATIONS:
Net currency short position, from financial instruments, including derivatives .......  $(631)            $(843)
Market risk ..........................................................................    (63)              (84)

Agricultural commodities inventories .................................................    582               870
Net currency long position, less agricultural commodities inventories ................     49                27
Market risk ..........................................................................  $   5             $   3


ARGENTINE OPERATIONS:
Net currency long position, from financial instruments, including derivatives ........  $ 112             $ 112
Market risk ..........................................................................     11                11

Agricultural commodities inventories .................................................     60                38
Net currency long position, less agricultural commodities inventories ................    172               150
Market risk ..........................................................................  $  17             $  15


INTEREST RATE RISK

       In May 2003, Bunge completed an offering of $300 million aggregate principal amount of unsecured senior notes bearing interest at a rate of 5.875% per year that mature in May 2013. The notes were issued by Bunge's wholly owned subsidiary Bunge Limited Finance Corp. and guaranteed by Bunge. Interest is payable semi-annually in arrears in May and November of each year, commencing in November 2003. Bunge used the net proceeds of approximately $296 million to reduce short-term borrowings and finance current portion of long-term debt coming due. There have been no significant changes in our interest rate market risk since December 31, 2002.

                                OTHER INFORMATION

COMPLIANCE WITH EXCHANGE ACT REPORTING REQUIREMENTS

       We have filed timely our Form 20-F and all other reports required to be filed by us pursuant to the Securities Exchange Act of 1934, as amended.

CONTROLS AND PROCEDURES

       As of June 30, 2003, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to Bunge (including its consolidated subsidiaries) required to be included in the reports we file or submit under the Exchange Act.

       There have been no significant changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to the date we carried out this evaluation.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          BUNGE LIMITED





Date: August 13, 2003                     By: /s/ William M. Wells
                                              ------------------------------
                                              William M. Wells
                                              Chief Financial Officer



                                              /s/ T.K. Chopra
                                              ------------------------------
                                              T.K. Chopra
                                              Controller and Principal
                                                Accounting Officer

                                  EXHIBIT INDEX


Exhibit 99.1 Certifications of Bunge Limited's Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 99.2 Certifications of Bunge Limited's Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002






















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